Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following article was made available through a link on Comcast’s website:

The Hill: Op-Ed: Strange 'conservative' criticism of Comcast-TWC merger

[link to http://thehill.com/blogs/congress-blog/technology/202594-strange-conservative-criticism-of-comcast-twc-merger#ixzz2xxDsdEol]

By Timothy H. Lee

Published: April 4, 2014

Former Sen. Hiram Johnson (R-Calif.) once said that the first casualty of war is the truth.  The same might be said of the politics of mergers and acquisitions.

Last week in this space, Chuck Muth of Citizens Outreach offered a “conservative” critique of the proposed Comcast/Time Warner Cable (TWC) merger.  As Muth sees it, Comcast is somehow inappropriately flexing its lobbying strength in support of the deal that he believes will give Comcast too much market power.

Mergers and acquisitions occur constantly, across the country, as do corporate break-ups.  And both constitute integral components of the development and “creative destruction” of market segments for centuries.  If the conservative movement has developed a fondness for activist government imposing a market status quo under some vague “public interest” standard, we must have missed the memo.

Please, let’s take a deep breath and review what American antitrust law is all about.  In mergers and acquisitions, the central question is whether consumers are suffering harm by losing competitive choice.  But since Comcast and TWC do not directly compete in any neighborhood in this country, no consumer will face a loss of competition in cable, broadband or telephone service if the deal is approved – not one.

And if a Comcast/TWC merger would not result in fewer consumer choices, it won’t accord Comcast any more market power in video or broadband Internet markets than it already has.

First, let’s  look at the video and pay-TV market.  If the merger is approved, Comcast would serve less than 30 percent of the pay-TV market – still below the arbitrary FCC cap that federal courts have twice invalidated, and which conservatives, in near unanimity, denounced as economically meaningless.

Further, preoccupation with the market power of a cable company ignores the fact that the video market has never been more dynamic or competitive.  The two national satellite providers now claim over 30 million subscribers and growing, while cable television is losing subscribers every day – dropping nearly 2 million subscribers just last year.  AT&T and Verizon now have 10.7 million video subscribers of their own, and they too are riding the growth curve upward while cable’s video customer base shrinks.

Meanwhile, Google is building high-speed networks for video and Internet services in 34 communities, and the FCC has argued that online video (e.g. Netflix, Roku, Hulu) has tripled its revenues (from $1.86 billion to $5.12 billion) in the last three years.

Equally important, TWC consumers will not only see no loss of competition in television and video service, but will gain demonstrably better service.  Comcast’s X1 and Xfinity platforms are widely touted as the industry’s best, supporting over 300,000 movie and TV titles that can be seen as traditional linear (or real-time) TV or streamed on demand on any mobile or stationary screen.  Independent programmers have also said the Comcast/TWC deal is good for them because Comcast has the best record in the business supporting new and independent networks.

Muth also argues that, post-transaction, Comcast would possess over 40 percent of the broadband Internet market.  That might be true if one employs the outdated and discredited data favored by a small handful of left-leaning advocacy organizations, but not if one understands what the high-speed Internet marketplace really looks like.

First, the U.S. is only one of two countries in the world to have three fully-deployed broadband Internet technologies actively competing for customers – cable, teleco and wireless.  Nearly 90 percent of the country can choose between high-speed wireline providers.  And because 4G LTE wireless broadband now reaches 20 Mbps, one must also add that into the mix.  Thus, 90 percent of Americans enjoy 4 or 5 choices in high-speed Internet.  Seen in the context of that more realistic assessment of the market, Comcast would serve more like 20 percent of the relevant market post-transaction.

Because consumers will face no loss of broadband choice as a result of the transaction because Comcast and TWC don’t compete against one another,  those in TWC’s territories are thus likely to gain the option of much faster broadband speeds.

Moreover, Comcast’s speeds are some of the fastest on the market.  In the Northeast, they reach a neck-snapping 505 Mbps.  Elsewhere, virtually all of their customers have access to 105 Mbps – far more than needed for virtually any app today.  TWC’s systems are much slower.  In most areas, TWC systems can reach speeds of only 50 Mbps (its maximum speed is 100 Mbps in a few select areas).  The obvious point here is that TWC customers as well as consumers in the territories they now serve will be offered either a very impressive enhancement of their existing network, or a faster new choice from their current wireless or wireline provider.

In summary, the Comcast/TWC merger doesn’t even come close to posing antitrust issues.  In both broadband and video, consumers would lose no options, and competitive choice would remain exactly the same the day after the transaction as it was the day before.

And when it comes to consumer welfare, video service would likely improve, broadband speeds would likely go up.

Ignoring the basic facts about how these markets operate, and the benefits consumers stand to receive, does not help consumers or elevate the level of debate in Washington.  Conservatives should stand for free markets and trust consumers to act in their own interests, rather than encouraging Washington bureaucrats to dictate even more what they consider the “public interest.”

Lee is senior vice president of Legal and Public Affairs at the Center for Individual Freedom.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on

Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.